CORNING NATURAL GAS CORPORATION AND SUBSIDIARY
Consolidated Balance Sheets
September 30, 2000 and 1999

Assets	2000	1999

Utility plant:
Utility property, plant and equipment:	$22,251,342	$21,667,115
Non-utility - property, plant and equipment	4,176,447	3,941,232
Less accumulated depreciation	9,734,579	9,113,046
Total plant utility and non-utility net	16,693,210	16,495,301

Investments:
Marketable securities available for sale at fair value	1,334,094	1,021,696
Investment in joint venture	174,794	---

Total investments	1,508,888	1,021,696

Current assets:
Cash and cash equivalents	257,035	205,787
Customer accounts receivable, less allowance for
uncollectible accounts of $97,000 in 2000 and 1999	1,310,689	1,883,915
Gas stored underground, at average cost	2,194,436	134,650
Gas and appliance inventories	638,891	634,348
Prepaid expenses	529,905	427,458
Prepaid income taxes	354,619	340,328
Deferred income tax assets	---	11,000

Total current assets	5,285,575	3,637,486

Deferred debits and other assets:
Regulatory assets:
Income taxes recoverable through rates	1,016,661	1,016,661
Prepaid pension costs	1,833,979	1,380,984
Unrecovered gas costs	1,362,394	---
Other	---	196,707

Goodwill net of amortization of $220,031 in 2000
and $131,744 in 1999	1,763,338	1,851,625
Unamortized debt issuance cost (net of amortization	349,759	371,317
of $189,814 in 2000 and $168,256 in 1999)
Other	512,708	541,994
Total deferred debits and other assets	6,838,839	5,359,288

Total assets	$30,326,512	$26,513,771
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See accompanying notes to consolidated financial statements.